The Otaigbe Group

+1(703) 963-5195
support@otaigbe.com
www.otaigbe.com
9720 Capital Court Suite #100
Manassas, VA 20112

Independent Accountant's Review Report

The Board of Directors
JOULE CASE INC.
4625 UNION BAY PL NE
SUITE 211 SEATTLE, WA 98144

We have reviewed the accompanying financial statements of JOULE CASE INC., which comprise the balance sheets, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended 2020 and 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Joule Case Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, except for the issues noted in the Known Departure from Accounting Principles Generally Accepted in the United States of America paragraph, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

The Otaigbe Group

+1(703) 963-5195
support@otaigbe.com
www.otaigbe.com
9720 Capital Court Suite #100
Manassas, VA 20112

Known Departure from Accounting Principles Generally Accepted in the United States of America

As discussed in Note 3 to the financial statements, the preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Management has reported incorrect accounting balances and omitted material financial disclosure which was communicated to us after the completion of the compilation of the Company's financial statements. These do not support the assertion that significant estimates and material concentrations known to management have been disclosed in accordance with *Accounting Standard Codification 275 Risk and Uncertainties*.

The Otaigbe Group
9720 Capital Court Suite #100
Manassas, VA 20110
10/20/2021

The Otaigbe Group

Joule Case, Inc
BALANCE SHEET
AS OF DECEMBER 31, 2020 and 2019
(Unaudited)

Assets

	2020	2019
Current Assets		
Cash	78,173	376,582
Accounts Receivable	104,738	44,997
Prepaid Expense	5,725	-
Inventory:		
Raw Material	271,755	139,293
Work in Process	-	-
Finished Goods	151,720	25,540
Total Current Assets	612,111	586,412
Other Assets		
Payroll Tax Credit	3,522	3,522
Security Deposit	1,500	-
Total Other Assets	5,022	3,522
Fixed Assets		
Propert, Plant and Equipment	508,640	4,150
Accumulated Depreciation	(69,958)	(1,070)
Total Fixed Assets	438,682	3,080
Intangible Assets		
Patent	87,642	26,867
Loan Fees	13,000	-
Accumulated Amortization	(12,498)	(2,064)
Total Intangible Assets	88,144	24,803
Total Assets	$ 1,143,959	$ 617,817

Liabilities & Stockholders' Equity

	2020	2019
Liabilities		
Current Liabilities		
Accounts Payable	54,326	-
Due to J.W.	4,852	4,852
PPP Loan	32,210	-
Credit Card Payable	27,992	95
Sales Tax Payable	646	-
Payroll Liabilities	(1,578)	3,760
Total Current Liabilities	118,449	8,708
Long Term Liabilities		
Revenue Based Loan	97,541	97,541
Note Payable	409,091	250,000
Capital Lease Payable	328,545	-
Alta Ridge Investments-Payable	195,232	-
Convertible Notes	1,150,413	756,131
Trailer Notes Payable	(530)	-
Interest Payable	59,946	-
Total Long Term Liabilities	2,240,237	1,103,672
Total Liabilities	$ 2,358,686	$ 1,112,380
Stockholders' Equity		
Common Stock	105	-
2,000,000 shares common stock authorized, par value $0.0001		
1,050,000 shares issued and outstanding		
Additional Paid-in Capital	48,849	12,500
Retained Earnings	(507,063)	(46,819)
Net Income/(Loss)	(756,618)	(460,245)
Total Stockholders' Equity	(1,214,727)	(494,563)
Total Liabilities and Stockholders' Equity	$ 1,143,959	$ 617,817

Joule Case, Inc.
INCOME STATEMENT
FOR YEARS ENDING DECEMBER 31, 2020 and 2019
(Unaudited)

	2020	2019
Sales		
Sales Revenue	234,167	124,615
Total Sales Revenue	234,167	124,615
Cost of Goods Sold		
Supplies and Materials	153,658	139,082
Employee Compensation	65,544	13,986
Facility Expense	12,565	-
Total Cost of Goods Sold	231,767	153,069
Gross Profit	2,400	(28,454)
Operating Expenses		
Accounting	52,210	2,744
Advertising & Promotions	35,199	3,407
Auto	-	161
Bank Charges	1,002	2,651
Commission Expense	1,389	2,111
Computer and Internet	76	159
Consulting	14,485	38,103
Contract Labor	73,555	111,937
Depreciation Expense	68,888	1,070
Design	27,391	-
Amortization Expense	10,434	2,064
Dues & subscriptions	12,248	2,080
General and Admin	5,152	-
Legal & Professional	-	13,236
Liability Insurance	13,207	5,067
Licences and Taxes	2,982	3,332
Meals & Entertainment	5,813	11,950
Office Expense	33	828
Office Supplies	6,958	3,901
Parking and Tolls	-	31
Payroll Taxes	7,679	4,024
Penalties	95	-
Postage and Shipping	712	31
Processing Fees	2,095	615

Rent Expense	17,163	15,234
Repairs and Maintenance	4,569	326
Salaries and Wages	165,283	24,516
Shipping	10,500	-
Software Expense	585	287
Start up Costs	69,378	74,317
Storage	-	20
Telephone	368	-
Trade Shows/Conferences	167	16,005
Training	39	-
Travel	28,345	30,431
Utilities	170	1,214
Website	1,166	13,469
Total Operating Expenses	639,339	385,321
Net Operating Income/(Loss)	(636,939)	(413,775)
Other Income		
Interest Income	-	3,530
Total Other Income	-	3,530
Other Expenses		
Interest Expense	119,679	50,000
Total Other Expenses	119,679	50,000
Net Income/(Loss)	$ (756,618)	$ (460,245)

Joule Case, Inc.
STATEMENT OF SHAREHOLDERS EQUITY
FOR YEARS ENDEDING DECEMBER 31, 2020 and 2019
(Unaudited)

	Common Stock	Additional Paid-in Capital	Dividends	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2019	-	-	-	(46,819)	(46,819)
Common Stock	-	-	-	-	-
Owner Distributions	-	-	-	-	0
Additional Paid-in Capital	-	12,500	-	-	12,500
Net Income/(Loss)	-	-	-	(460,244)	(460,244)
Balance as of December 31, 2019	$ -	$ 12,500	$ -	$ (46,819)	$ (494,563)
Common Stock	105	-	-	-	105
Owner Distributions	-	-	-	-	-
Additional Paid-in Capital	-	36,348	-	-	36,348
Net Income/(Loss)	-	-	-	(756,618)	(756,618)
Balance as of December 31, 2020	$ -	$ 36,348	$ -	$ (756,618)	$ (1,214,727)

Joule Case, Inc
STATEMENT OF CASH FLOWS
FOR YEARS ENDING DECEMBER 31, 2020 and 2019
(Unaudited)

	2020	2019
Cash flows from operating activities		
Net income (loss) for the period	$ (756,618)	$ (460,245)
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase/decrease in Accounts Receivable	(59,741)	(44,997)
Increase/decrease in Prepaid Expense	(5,725)	-
Increase/decrease in Inventory	(258,642)	(164,833)
Increase/decrease in Payroll Tax Credit	-	(3,522)
Increase/decrease in Security Deposit	(1,500)	-
Increase/decrease in AP	54,326	-
Increase/decrease in Loan from Shareholder	-	17,354
Increase/decrease in PPP Loan	32,210	-
Increase/decrease in Credit Card Payable	27,897	95
Increase/decrease in Sales Tax Payable	646	-
Increase Depreciation Expense	68,888	1,070
Increase Amortization Expense	10,434	-
Increase/decrease Loan from Shareholder	-	2,064
Increase/decrease Interest Payable	59,946	-
Increase/decrease in Payroll Liabilities	(5,338)	3,760
Net cash provided by operating activities	(833,216)	(649,254)
Cash flows from investing activities		
Increase/decrease in PPE	(578,266)	(31,017)
Net cash provided by investing activities	(578,266)	(31,017)
Cash flows from financing activities		
Increase/decrease Common Stock	105	-
Increase/decrease Revenue Based Loan	-	97,541
Increase/decrease Note Payable	159,091	250,000
Increase/decrease Capital Lease Payable	328,545	-
Increase/decrease Alta Ridge Payable	195,232	-
Increase/decrease Convertible Notes	394,281	756,131
Increase/decrease Trailer Notes Payable	(530)	-
Increase/decrease owner capital	35,149	(49,009)
Net cash provided by financing activities	1,111,873	1,054,663
Net increase (decrease) in cash	(299,609)	374,392
Cash at beginning of period	374,392	-
Cash at end of period	$ 74,783	$ 374,392

1. NATURE OF OPERATIONS

Joule Case, Inc. (the "Company") is a corporation formed on January 23, 2018 under the laws of the State of Delaware. The Company manufactures and sells hardware batteries. The Company is headquartered in Seattle, WA.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits in the past two years with net losses of $756,618 and $460,245 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $1,263,6682. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, inventory, revenue recognition and the valuations of common stock. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. On December 31, 2020 and 2019, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.
- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventories consist of finished goods and products in transit from the Company's suppliers. Costs of finished goods inventories include all costs incurred to bring inventory to its current condition, including inbound freight and duties. Inventory is recorded at the lower of cost or net realizable value using the specific identification method. If the Company determines that the estimated net realizable value of its inventory is less than the carrying value of such inventory, it records a charge to cost of goods sold to reflect the lower of cost or net realizable value. If actual market conditions are less favorable than those projected by the Company, further adjustments may be required that would increase the cost of goods sold in the period in which such a determination was made.

Property and Equipment, Net

Property and equipment, net includes long-term fixed assets such as machinery, equipment, furniture, and fixtures, vehicles, leasehold improvements reported, net of depreciation. Fixed assets are recorded at cost. Depreciation is expensed using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the historically recorded asset cost and accumulated depreciation are removed from the accounts and the net amount less proceeds from disposal are charged or credited to other income (expense). The Company reviews the recoverability of equipment, including the useful lives, on an annual basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment charge was considered necessary on December 31, 2020 or 2019.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

The Company derives its revenue from the sale of hardware batteries from retail and e-commerce transactions. Revenue is recognized at the time the product is shipped to the customer, which is the point in time when control is transferred.

The Company deducts discounts, sales tax, and estimated refunds from gross revenues to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued expenses until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs in sales and marketing expenses, and are therefore not evaluated as a separate performance obligation.

Cost of Goods Sold

Cost of goods sold net revenues consist of the costs of supplies and materials, employee compensation, and facility expense.

Sales and Marketing

Sales and marketing expenses includes marketing and advertising costs, contract labor, and commissions.

Advertising Costs

Advertising costs are included in sales and marketing expenses and are expenses as incurred. Advertising costs were $35,199 and $3,406 for the years ended December 31, 2020 and 20119, respectively.

General and Administrative Expenses

General and administrative expenses consist primarily of payroll and payroll-related benefits and taxes, professional services, administrative expenditures, and information technology.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax

positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2020 and 2019, diluted net loss per share is the same as basic net loss per share for each year.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing non-employee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on the financial statements as of December 31, 2020 and 2019.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for financial

statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company's financial statements.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consists of computer equipment, furniture and fixtures, vehicles, leasehold improvements, machinery and equipment, and building. The company purchased new property and equipment of $504,490 in 2020, which increased the PPE balance to $508,640. Depreciation expense was $68,888 for the year ended December 31, 2020.

Intangible Assets

The company has a Patent of $87,642 and a $13,000 Loan fee. The accumulated amortization as of December 31, 2020 carries a balance of $12,498. The Patent and the Loan are amortized over their anticipated useful life.

5. DEBT

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $32,210 pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The loan is evidenced by a promissory note ("PPP Note"). Subject to the terms of the PPP Note, the note bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The Note provides for customary events of default including, among other things, cross-defaults on any other loan with the lender. The PPP Loan may be accelerated upon the occurrence of an event of default. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

In 2020, the company entered into two significant new notes. A $328,545 capital lease payable for a large battery trailer, and a $195,232 note with Alta Ridge Investments.

Convertible Notes

The convertible notes balance increased from the previous year by $394,281 with the issuance of additional convertible notes to bring the 2020 convertible note balance to $1,150,413. During the period ended December 31, 2020, the Company issued convertible promissory notes to investors in the aggregate principal amount of in excess of over $1M. Refer to the cap table for full details on the amounts on the Cap Table excel spreadsheet. The convertible promissory notes (i) are unsecured, (ii) bear interest at the rate of 7% per annum, and (iii) are due two years from the date of issuance. There are two different terms on the convertible notes depending on when they were signed. All convertible notes (A-3 round) signed before December 1st, 2019 have a $4M valuation cap. All

All convertible notes (A-2 round) signed after December 1st, 2019, have a $7M valuation cap. The convertible promissory notes are convertible at any time at the option of the investor into shares of the Company's common stock that is determined by dividing the amount to be converted by the lesser of (i) valuation cap ($4,000,000 for A3 and $7,000,000 for A-2) divided by the Company's fully-diluted capitalization immediately prior to the qualified financing event, or (ii) eighty percent (80%) of the lowest per share purchase price paid by new investors in a qualified financing event.

6. STOCKHOLDERS' EQUITY

As of December 31, 2020, and 2019, the Company was authorized to issue a total of 2,000,000 shares of common stock, $0.0001 par value.

Each holder of common stock is entitled to one vote for each share of common stock held. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, assets of the Company available for distribution shall be distributed to common shareholders pro rata based on the number of shares held. No distributions have been made on shares of common stock as of December 31, 2020, and 2019, respectively.

During the year ended December 31, 2020, the Company issued 1,050,000 shares of common stock for proceeds of $105. During the year ended December 31, 2019, the Company issued 0 shares of common stock for proceeds of $12,500.

As of December 31, 2020, the Company had 1,050,000 shares of common stock outstanding, respectively.

7. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. As of December 31, 2020 and 2019, the Company had net deferred tax assets of $756,618 and $460,245 respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $1,216,863.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2020 tax years remain open to examination.

8. RELATED PARTY TRANSACTIONS

The Company's CEO has provided an advance to the Company for $4,852. As of December 31, 2020 and 2019, amounts due to the CEO were $4,852 and $4,852, respectively. advances are non-interest bearing, unsecured and due on demand.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10. SUBSEQUENT EVENTS

Management has evaluated subsequent events through October 12, 2021. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

Crowdfunding Offering

The Company is offering (the "Crowdfunded Offering") up to $1.07 million in Common Stock. The Company is attempting to raise a minimum amount of $250K in this offering and up to $1.07 million maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in Form C, as amended in order to receive any funds. The Crowdfunded Offering is being made through the Intermediary Wefunder. The Intermediary will be entitled to receive a:

- If the company raises at least the minimum through the portal, the company agrees to pay Wefunder 6% of the aggregate amount of funds raised.